                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )
                                                 ---------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement of its interim results for the six months ended June 30, 2004.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to focus its exploration efforts for oil and natural gas on the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins;

     o the Registrant's anticipated capital expenditures for each of its segments for the year ended December 31, 2004 and non segment-specific capital expenditures for the same period;

     o    the Registrant's plan for segment operations, including:

          -    continuing to enhance oil and gas exploration and production;

          -    speeding up the development of its marketing network;

          - adopting various measures to improve the profitability of the refining and chemicals businesses; and

          - continuing to carefully organize the construction of key natural gas pipeline projects to achieve various construction targets;

     o    the Registrant's plan to continue to develop its overseas operations;

     o the Registrant's plan to continue to improve the qualifications of its staff and maintain strict control over the size of its workforce;

     o the Registrant's plan to further streamline its production facilities for the next several years and the anticipated impact of such plan on the results of operations and financial position of the Registrant;

     o the Registrant's plans to adopt various measures to enhance its value and maximize shareholders' value; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                              [Logo of Petrochina]

                          [PETROCHINA NAME IN CHINESE]

                           PETROCHINA COMPANY LIMITED

           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)

   ANNOUNCEMENT OF THE INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

                         FINANCIAL AND BUSINESS SUMMARY

Output of crude oil for the first half of 2004 was 388.5 million barrels, representing an increase of 0.54% from the first half of 2003.

Output of marketable natural gas for the first half of 2004 was 410.3 billion cubic feet, representing an increase of 17.40% from the first half of 2003.

Total output of crude oil and natural gas was 456.9 million barrels of oil equivalent, representing an increase of 2.74% from the first half of 2003.

Consolidated turnover for the first half of 2004 was RMB179.552 billion, representing an increase of 21.35% from the first half of 2003.

Consolidated net profit for the first half of 2004 was RMB45.292 billion, representing an increase of 17.28% from the first half of 2003.

Basic and diluted earnings per share for the first half of 2004 were RMB0.26, representing an increase of RMB0.04 from the first half of 2003.

THE BOARD OF DIRECTORS HAS RESOLVED TO DISTRIBUTE AN INTERIM DIVIDEND FOR 2004 OF RMB 0.115919 PER SHARE.

The Board of Directors (the "BOARD") of PetroChina Company Limited (the "COMPANY") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "GROUP") for the six months ended June 30, 2004 and its financial position as of June 30, 2004:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                      NOT            SIX MONTHS ENDED JUNE 30
                                                                              --------------------------------------
                                                                                  2004                     2003
                                                                              -------------            -------------
                                                                               (UNAUDITED)              (UNAUDITED)
                                                                              -------------            -------------
                                                                              (RMB MILLION)            (RMB MILLION)
                                                                              -------------            -------------
TURNOVER                                                                2        179,552                  147,960
                                                                                --------                  -------
OPERATING EXPENSES
  Purchases, services and other                                                  (52,699)                 (40,465)
  Employee compensation costs                                                    (10,487)                  (8,275)

  Exploration expenses, including exploratory dry holes                           (5,630)                  (4,811)
  Depreciation, depletion and amortization                                       (24,673)                 (20,909)
  Selling, general and administrative expenses                                   (12,776)                 (11,094)
  Taxes other than income taxes                                                   (9,285)                  (7,872)
  Other income, net                                                                  248                      461
                                                                                --------                  -------
TOTAL OPERATING EXPENSES                                                        (115,302)                 (92,965)
                                                                                --------                  -------
PROFIT FROM OPERATIONS                                                            64,250                   54,995
                                                                                --------                  -------

FINANCE COSTS
  Exchange gain                                                                       35                       26
  Exchange loss                                                                      (25)                     (90)
  Interest income                                                                    451                      241
  Interest expense                                                                (1,386)                  (1,364)
                                                                                --------                  -------
TOTAL FINANCE COSTS                                                                 (925)                  (1,187)
                                                                                --------                  -------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                                              720                      308
                                                                                --------                  -------
PROFIT BEFORE TAXATION                                                  3         64,045                   54,116
TAXATION                                                                4        (18,019)                 (15,201)
                                                                                --------                  -------
PROFIT BEFORE MINORITY INTERESTS                                                  46,026                   38,915
MINORITY INTERESTS                                                                  (734)                    (296)
                                                                                --------                  -------
NET PROFIT                                                                        45,292                   38,619
                                                                                ========                  =======
BASIC AND DILUTED EARNINGS PER SHARE                                    5           0.26                     0.22
                                                                                ========                  =======

CONSOLIDATED BALANCE SHEET

                                                                           JUNE 30, 2004         DECEMBER 31, 2003
                                                                           -------------         -----------------
                                                                            (UNAUDITED)             (UNAUDITED)
                                                                           -------------         -----------------
                                                                           (RMB MILLION)           (RMB MILLION)
                                                                           -------------         -----------------
NON CURRENT ASSETS
  Property, plant and equipment                                               434,388                 433,419
  Investments in associates                                                     6,193                   5,571
  Available-for-sale investments                                                1,742                   1,839
  Intangible and other assets                                                   4,903                   4,732
                                                                              -------                 -------
                                                                              447,226                 445,561
                                                                              -------                 -------
CURRENT ASSETS
  Inventories                                                                  34,939                  28,872
  Accounts receivable                                                           3,871                   3,263
  Prepaid expenses and other current assets                                    20,518                  13,528
  Notes receivable                                                              4,546                   2,416
  Receivables under resale agreements                                          37,464                  24,224
  Time deposits with maturities over three months                                 800                   2,640
  Cash and cash equivalents                                                    17,808                  11,231
                                                                              -------                 -------
TOTAL CURRENT ASSETS                                                          119,946                  86,174
                                                                              -------                 -------

CURRENT LIABILITIES

  Accounts payable and accrued liabilities                                     71,981                  64,180
  Income tax payable                                                            8,838                  12,043
  Other taxes payable                                                           9,884                   8,916
  Short-term borrowings                                                        28,608                  28,890
                                                                              -------                 -------
                                                                              119,311                 114,029
                                                                              -------                 -------

NET CURRENT ASSETS/(LIABILITIES)                                                  635                 (27,855)
                                                                              -------                 -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                         447,861                 417,706
                                                                              =======                 =======

FINANCED BY:
   Share capital
    -State-owned shares of RMB 1.00 each                                      158,242                 158,242
    -H shares of RMB 1.00 each                                                 17,582                  17,582
                                                                              -------                 -------
                                                                              175,824                 175,824
   Retained earnings                                                          120,922                  89,577
   Reserves                                                                    91,212                  91,212
                                                                              -------                 -------
   Shareholders' equity                                                       387,958                 356,613
                                                                              -------                 -------
   Minority interests                                                           6,191                   5,608
                                                                              -------                 -------
NON CURRENT LIABILITIES
   Long-term borrowings                                                        40,049                  41,959
   Deferred credits and other long-term obligations                             2,248                   2,000
   Deferred taxation                                                           11,415                  11,526
                                                                              -------                 -------
                                                                               53,712                  55,485
                                                                              -------                 -------
                                                                              447,861                 417,706
                                                                              =======                 =======

NOTES:

1.    ACCOUNTING POLICIES

      The consolidated interim condensed financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2003.

      The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2003. The consolidated interim condensed financial statements as of June 30, 2004 and for the six-month periods ended June 30, 2004 and June 30, 2003 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2004 are not necessarily indicative of the results of operations expected for the year ended December 31, 2004.

      Costs that incur unevenly during the financial year are anticipated or deferred in these consolidated interim condensed financial statements only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

      Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2004 is principally 33% (six months ended June 30, 2003: 33%).

2.    TURNOVER

      Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in
      Note 8.

3.    PROFIT BEFORE TAXATION

                                                                                     SIX MONTHS ENDED JUNE 30
                                                                              --------------------------------------
                                                                                  2004                     2003
                                                                              -------------            -------------
                                                                              (RMB MILLION)            (RMB MILLION)
                                                                              -------------            -------------
Profit before taxation is arrived at after crediting and
charging of the following items:

Crediting

Dividend income from available-for-sale investments                                  62                       44

Reversal of impairment of receivables                                               274                        -

Reversal of write down in inventories                                               122                       12

Reversal of impairment of available-for-sale investments                              4                        -

Charging

Amortization on intangible and other assets                                         523                      301
Cost of inventories (approximate cost of goods sold)
recognized as expense                                                            77,301                   62,447
Depreciation on property, plant and equipment, including
impairment provision
     - owned assets                                                              24,142                   20,592
     - assets under finance leases                                                    8                       16
Impairment of available-for-sale investments                                         28                        6
Impairment of receivables                                                         1,023                    1,132
Interest expense (Note (i))                                                       1,386                    1,364
Loss on disposal of property, plant and equipment                                    98                      123
Operating lease rentals on land and buildings and equipment                       1,564                    1,448
Repair and maintenance                                                            2,493                    1,804
Research and development expenditure                                                906                      676
Write down in inventories                                                           123                        -
                                                                                 ======                   ======
Note (i)      Interest expense
              Interest expense                                                    1,733                    1,872
              Less:  amounts capitalized                                           (347)                    (508)
                                                                                 ------                   ------
                                                                                  1,386                    1,364
                                                                                 ======                   ======

4.    TAXATION

                                                                                SIX MONTHS ENDED JUNE 30
                                                                         --------------------------------------
                                                                             2004                     2003
                                                                         -------------            -------------
                                                                         (RMB MILLION)            (RMB MILLION)
                                                                         -------------            -------------
Income tax                                                                  18,010                   14,494
Deferred tax                                                                  (111)                     661
Share of tax of associated companies                                           120                       46
                                                                            ------                   ------
                                                                            18,019                   15,201
                                                                            ======                   ======

In accordance with the relevant PRC income tax rules and regulations, the PRC income tax rate applicable to the Group is principally 33% (2003: 33%). The Group in the last quarter of year 2002 obtained approvals from several provincial and local tax authorities whereby a portion of the taxable income of the Group's qualifying operations in these locales through 2010 are assessed income tax at a reduced rate of 15% instead of the statutory rate of 33%.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                     SIX MONTHS ENDED JUNE 30
                                                                           --------------------------------------
                                                                               2004                     2003
                                                                           -------------            -------------
                                                                           (RMB MILLION)            (RMB MILLION)
                                                                           -------------            ------------
 Profit before taxation                                                       64,045                   54,116
                                                                              ------                   ------

 Tax calculated at a tax rate of 33%                                          21,135                   17,858
 Prior year tax return adjustment                                                  2                     (323)
 Effect of preferential tax rate                                              (2,668)                  (2,156)
 Income not subject to tax                                                      (517)                    (204)
 Expenses not deductible for tax purposes                                         67                       26
                                                                              ------                   ------
 Tax charge                                                                   18,019                   15,201
                                                                              ======                   ======

5.    BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2004 and 2003 have been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for each of the periods.

There are no dilutive potential ordinary shares.

6.    CHANGES IN SHAREHOLDERS' EQUITY

                                               SHARE         RETAINED
                                              CAPITAL        EARNINGS        RESERVES        TOTAL
                                               (RMB           (RMB             (RMB          (RMB
                                              MILLION)       MILLION)        MILLION)       MILLION)
                                              --------       --------        --------       --------
Balance at January 1, 2003                    175,824         59,004          81,848        316,676
Net Profit from January 1 to June
30, 2003                                            -         38,619               -         38,619
Final dividend for 2002 (Note 7)                    -        (12,299)              -        (12,299)
                                              -------        -------          ------        -------
Balance at June 30, 2003                      175,824         85,324          81,848        342,996
                                              =======        =======          ======        =======
Balance at January 1, 2004                    175,824         89,577          91,212        356,613
Net Profit from January 1 to
June 30, 2004                                       -         45,292               -         45,292
Final dividend for 2003 (Note 7)                    -        (13,947)              -        (13,947)
                                              -------        -------          ------        -------
Balance at June 30, 2004                      175,824        120,922          91,212        387,958
                                              =======        =======          ======        =======

7.    DIVIDENDS

                                                                                  SIX MONTHS ENDED JUNE 30
                                                                           --------------------------------------
                                                                               2004                     2003
                                                                           -------------            -------------
                                                                           (RMB MILLION)            (RMB MILLION)
                                                                           -------------            ------------
 Final dividend for 2002 (Note (i))                                                -                   12,299
 Final dividend for 2003 (Note (ii))                                          13,947                        -
                                                                              ------                   ------
                                                                              13,947                   12,299
                                                                              ======                   ======

(i) A final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB 12,299 million was paid on June 12, 2003, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2003.

(ii) A final dividend in respect of 2003 of RMB 0.079324 per share amounting to a total of RMB 13,947 million was paid on June 2, 2004, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2004.

(iii) As authorized by shareholders in the Annual General Meeting on May 18, 2004, the Board of Directors, in a meeting held on August 26, 2004, resolved to distribute an interim dividend in respect of 2004 of RMB
      0.115919 per share amounting to a total of RMB 20,381 million. These financial statements do not reflect this dividend payable, as it was not authorized until after the balance sheet date.

8.    SEGMENT INFORMATION

      The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing, and Natural Gas and Pipeline.

      The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

      The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

      The Chemicals and Marketing segment is engaged in the production and sales of basic petrochemical products, derivative petrochemical products and other chemical products.

      The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

      In addition to these four major business segments, the Other segment is engaged in research and development and in providing business services to the operations of other business segments of the Group, including the management of assets, income and expenses relating to the headquarters, capital management and financing services.

      Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group conducts exploration and production of crude oil and natural gas in Indonesia.

      The accounting policies of the operating segments are the same as those described in Note 1 -- "Accounting Policies".

      Operating segment information for the six months ended June 30, 2004 and 2003 is presented below:

PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

                                              EXPLORATION   REFINING    CHEMICALS      NATURAL
                                                  AND         AND          AND         GAS AND
                                               PRODUCTION  MARKETING    MARKETING     PIPELINE      OTHER      TOTAL
                                              -----------  ---------    ---------     --------     --------   --------
SIX MONTHS ENDED                                 (RMB        (RMB         (RMB          (RMB        (RMB       (RMB
JUNE 30, 2004                                   MILLION)    MILLION)     MILLION)     MILLION)     MILLION)   MILLION)
-----------------                             -----------  ---------    ---------     --------     --------   --------
Turnover (including intersegment)               99,526      137,149      25,434         8,917           -      271,026
Less: Intersegment sales                       (78,818)      (9,504)     (1,332)       (1,820)          -      (91,474)
                                               -------      -------      ------        ------        ----      -------
Turnover from external customers                20,708      127,645      24,102         7,097           -      179,552
                                               =======      =======      ======        ======        ====      =======

Depreciation, depletion and amortization       (14,511)      (4,836)     (4,002)       (1,274)        (50)     (24,673)

Segment result                                  55,607       17,066       3,190         1,321        (406)      76,778
Other costs                                     (2,906)      (8,088)     (1,237)          (88)       (209)     (12,528)
                                               -------      -------      ------        ------        ----      -------
Profit/(loss) from operations                   52,701        8,978       1,953         1,233        (615)      64,250
                                               -------      -------      ------        ------        ----

                                              EXPLORATION   REFINING    CHEMICALS      NATURAL
                                                  AND         AND          AND         GAS AND
                                               PRODUCTION  MARKETING    MARKETING     PIPELINE      OTHER      TOTAL
                                              -----------  ---------    ---------     --------     --------   --------
SIX MONTHS ENDED                                 (RMB        (RMB         (RMB          (RMB        (RMB       (RMB
JUNE 30, 2003                                   MILLION)    MILLION)     MILLION)     MILLION)     MILLION)   MILLION)
-----------------                             -----------  ---------    ---------     --------     --------   --------
Turnover (including intersegment)               91,485      106,213      18,928         7,777           -      224,403
Less: Intersegment sales
                                               (65,714)      (8,064)     (1,064)       (1,601)          -      (76,443)
                                               -------       ------      ------        ------        ----      -------
Turnover from external customers                25,771       98,149      17,864         6,176           -      147,960
                                               =======       ======      ======        ======        ====      =======

Depreciation, depletion and amortization       (12,534)      (4,345)     (3,210)         (769)        (51)     (20,909)

Segment result                                  53,309        9,866       1,197         1,377        (121)      65,628
Other costs                                     (3,039)      (6,799)       (549)          (56)       (190)     (10,633)
                                               -------       ------      ------        ------        ----      -------
Profit/(loss) from operations                   50,270        3,067         648         1,321        (311)      54,995
                                               -------       ------      ------        ------        ----

SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                                                                 CAPITAL
                                                     TURNOVER            TOTAL ASSETS          EXPENDITURE
                                              ---------------------  -------------------   --------------------


                                                 2004        2003      2004       2003       2004        2003
                                              ----------   --------  --------   --------   --------     --------
                                                 RMB         (RMB     (RMB       (RMB       (RMB         (RMB
SIX MONTHS ENDED JUNE 30                       (MILLION)   MILLION)  MILLION)   MILLION)   MILLION)     MILLION
------------------------                      ----------   --------  --------   --------   --------     --------
PRC                                            179,044      147,434   563,521    506,667     28,453      26,362
Others (Exploration and Production)                508          526     3,651      3,091        400         186
                                               -------      -------   -------    -------     ------      ------
                                               179,552      147,960   567,172    509,758     28,853      26,548
                                               =======      =======   =======    =======     ======      ======

9.    SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

      The consolidated interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which may differ in certain material respects from the accounting principles generally accepted in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                                     SIX MONTHS ENDED JUNE 30
                                                                              --------------------------------------
                                                                                  2004                     2003
                                                                              -------------            -------------
                                                                              (RMB MILLION)            (RMB MILLION)
                                                                              -------------            -------------
Net income under IFRS                                                            45,292                   38,619
US GAAP adjustments:
  Depreciation charges on property, plant and equipment revaluation gain          4,391                    4,615
  Depreciation charges on property, plant and equipment revaluation loss           (465)                     (56)
  Loss on disposal of property, plant and equipment                                  47                        4
  Income tax effect                                                              (1,311)                  (1,506)
  Minority interests                                                                (30)                     (30)
                                                                                 ------                   ------
Net income under US GAAP                                                         47,924                   41,646
                                                                                 ======                   ======
Basic and diluted net income per share under US GAAP (RMB)                         0.27                     0.24
                                                                                 ======                   ======

Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                  JUNE                  DECEMBER 31,
                                                                                 30,2004                   2003
                                                                              -------------            -------------
                                                                              (RMB MILLION)            (RMB MILLION)
                                                                              -------------            -------------
     Shareholders' equity under IFRS                                             387,958                  356,613
     US GAAP adjustments:
     Reversal of property, plant and equipment revaluation gain                  (80,555)                 (80,555)
     Depreciation charges on property, plant and equipment revaluation gain       41,664                   37,273
     Reversal of property, plant and equipment revaluation loss                    1,513                    1,513
     Depreciation charges on property, plant and equipment revaluation loss         (945)                    (480)
     Loss on disposal of property, plant and equipment                               838                      791
     Deferred tax assets on revaluation                                           12,375                   13,686
     Minority interests                                                              334                      364
     Effect on the retained earnings from the one-time remedial payments
     for staff housing borne by the state shareholder of the Company              (2,553)                  (2,553)
     Effect on the other reserves of the shareholders' equity from the one-
     time remedial payments for staff housing borne by the state
     shareholder of the Company                                                    2,553                    2,553
                                                                                 -------                  -------
     Shareholders' equity under US GAAP                                          363,182                  329,205
                                                                                 =======                  =======

Changes in shareholders' equity under US GAAP for each of the periods ended June 30, 2004 and June 30, 2003 are as follows:

                                         SIX MONTHS ENDED JUNE 30
                                         ------------------------
                                           2004             2003
                                           ----             ----
                                         (RMB MILLION) (RMB MILLION)
                                         -------------  ------------
Beginning of the period                  329,205        283,464
 Net profit for the period                47,924         41,646
 Final dividend for year 2002                  -        (12,299)
 Final dividend for year 2003            (13,947)             -
                                         -------        -------
End of the period                        363,182        312,811
                                         =======        =======

In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(A)   REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

      The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. As at September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers registered in the PRC, China United Assets Appraiser Co., Ltd, on a depreciated replacement cost basis.

      The June 1999 revaluation resulted in RMB 80,549 million in excess of the prior carrying value and a revaluation loss of RMB 1,122 million on certain property, plant and equipment.

      The September 2003 revaluation resulted in a RMB 872 million in excess of the carrying value of certain property, plant and equipment immediately prior to the revaluation and a revaluation loss of RMB 1,257 million.

      The depreciation charge, which includes impairment charge, on the revaluation surplus from January 1, 2004 to June 30, 2004 was RMB 4,391 million, and from January 1, 2003 to June 30, 2003 was RMB 4,615 million.

      The depreciation charge, which includes impairment charge, on the revaluation loss from January 1, 2004 to June 30, 2004 was RMB 465 million, and from January 1, 2003 to June 30, 2003 was RMB 56 million.

      The loss on disposal of property, plant and equipment, from January 1, 2004 to June 30, 2004 was RMB 47 million, and from January 1, 2003 to June 30, 2003 was RMB 4 million.

      For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charges and loss on disposal is reversed. A deferred tax asset relating to the reversal of the effect of revaluation in 1999 is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation in 1999 is available as additional depreciation base for purposes of determining taxable income.

(b)   Related party transactions

      The Group has disclosed in its consolidated interim condensed financial statements, which will be published on the website of The Stock Exchange of Hong Kong Limited ("HKSE") (http://www.hkex.com.hk), transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures. Although the majority of the Group's activities are conducted with the PRC government and its affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(C)   ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

      The Ministry of Finance of the PRC issued several public notices and regulations during the year ended December 31, 2000 and in January 2001 with respect to the one-time remedial payments for staff housing payable to certain employees who joined the workforce prior to December 31, 1998 and have housing conditions below local standards as determined in accordance with government regulations and guidelines. These Ministry of Finance notices and regulations also provided that the portion of remedial payments attributable to the periods prior to a restructuring of the employer enterprise from a wholly state-owned status to a less than wholly state-owned status is to be borne by the state shareholder of the enterprise.

      The restructuring that resulted in the formation of the Group took place in November 1999. As such, the one-time remedial housing payments payable to the eligible employees of the Group are to be borne by the state shareholder of the Group.

      Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated profit and loss account of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated profit and loss account. In the last quarter of year 2002, the Group and CNPC completed the process of estimating the amount payable to qualified employees of the Group. This amount, RMB 2,553 million, was reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

(D)   RECENT US ACCOUNTING PRONOUNCEMENTS

      There are no recently adopted or pending pronouncements that would have a material effect on the financial statements of the Group.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated interim condensed financial statements for the Group and the notes thereto contained in the information required under paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") and to be submitted to the HKSE on or before September 9, 2004 and published on the website of the HKSE.

OVERVIEW

For the six months ended June 30, 2004, the profit before taxation of the Group was RMB64,045 million, representing an increase of 18.35% from the corresponding period of last year. Net profit was RMB45,292 million, representing an increase of 17.28% from the corresponding period of last year. The continued rapid improvement of the Company's operating results was attributable to the streamlining of production activities and enhancement of operation management during a period of continuous and rapid economic growth, sustained high oil prices and strong demand for oil and petrochemical products.

For the six months ended June 30, 2004, the Company's basic and diluted earnings per share was RMB0.26.

COMPARISON BETWEEN THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

CONSOLIDATED OPERATING RESULTS

Turnover Turnover increased 21.35% from RMB147,960 million for the six months ended June 30, 2003 to RMB179,552 million for the six months ended June 30,2004. The growth was mainly attributable to the increase in prices of crude oil, the increase in the prices and sales volume of refined products and chemicals, and the rise in the sales volume of natural gas.

Operating Expenses Operating expenses increased 24.03% from RMB92,965 million for the six months ended June 30, 2003 to RMB115,302 million for the six months ended June 30, 2004. The change was mainly attributable to an increase in the purchase of oil from external suppliers and increased depreciation, depletion and amortization caused by an increase in the amount of property, plant and equipment.

Purchases, Services and Other Expenses Purchases, services and other expenses increased 30.23% from RMB40,465 million for the six months ended June 30, 2003 to RMB52,699 million for the six months ended June 30, 2004. This was due primarily to the increase in the purchase cost of crude oil resulted from the increase of crude oil price and the increase in the purchase volume of crude oil by the Company's refineries.

Employee Compensation Costs Employee compensation costs rose 26.73% from RMB8,275 million for the six months ended June 30, 2003 to RMB10,487 million for the six months ended June 30, 2004. This was due primarily to the increase in the wages and welfare expenses of staff and workers as a result of strong operating results achieved by the Company, and the increase in labour service costs as a result of further development of the Company's retail network.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization increased 18.00% from RMB20,909 million for the six months ended June 30, 2003 to RMB24,673 million for the six months ended June 30, 2004. This was mainly attributable to an increase in impairment of assets, and increase in depreciation and depletion and amortization caused by an increase in the amount of property, plant and equipment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 15.16% from RMB11,094 million for the six months ended June 30, 2003 to RMB12,776 million for the six months ended June 30, 2004. This was due primarily to an increase in transportation and storage costs caused by an increase in the sales volume of refined oil and petrochemical products.

Taxes other than Income Tax Taxes other than income tax increased 17.95% from RMB7,872 million for the six months ended June 30, 2003 to RMB9,285 million for the six months ended June 30, 2004. The increase was due primarily to an increase in consumption tax and surcharges as a result of an increase in the sales volume of gasoline and diesel oil by the Company's refineries.

Profit from Operations As a result of the factors discussed above, profit from operations advanced 16.83% from RMB54,995 million for the six months ended June 30, 2003 to RMB64,250 million for the six months ended June 30, 2004.

Net Exchange Gain (Loss) A turn from net exchange loss of RMB64 million for the six months ended June 30,2003 to a net exchange gain of RMB10 million for the six months ended June 30, 2004 was recorded. The turnaround was due primarily to a depreciation of value of the Japanese Yen and the Euro against Renminbi of 1.17% and 2.63% respectively during the first half of this year. During the corresponding period of last year, the value of the Euro and the British Sterling appreciated against Renminbi significantly.

Net Interest Expenses Net interest expenses decreased 16.74% from RMB1,123 million for the six months ended June 30, 2003 to RMB935 million for the six months ended June 30, 2004. The decrease in net interest expenses was due primarily to the increase in interest income resulted from sufficient cash flow generated from operating activities.

Profit Before Taxation Profit before taxation rose 18.35% from RMB54,116 million for the six months ended June 30, 2003 to RMB64,045 million for the six months ended June 30, 2004.

Taxation Taxation increased 18.54% from RMB15,201 million for the six months ended June 30, 2003 to RMB18,019 million for the six months ended June 30, 2004. The increase was mainly due to an increase in taxable profits.

Net Profit As a result of the factors discussed above, net profit increased 17.28% from RMB38,619 million for the six months ended June 30, 2003 to RMB45,292 million for the six months ended June 30, 2004.

SEGMENT INFORMATION

EXPLORATION AND PRODUCTION

Turnover Turnover increased 8.79% from RMB91,485 million for the six months ended June 30, 2003 to RMB99,526 million for the six months ended June 30, 2004. The increase was mainly attributable to the further climbing of oil prices and the increase in the sales volume of oil and gas. During the first half of 2004, our average realized crude oil price was US$29.76 per barrel, representing an increase of 5.98% from US$28.08 per barrel for the corresponding period in the first half of 2003.

Intersegment sales increased 19.94% from RMB65,714 million for the six months ended June 30, 2003 to RMB78,818 million for the six months ended June 30, 2004. The increase was mainly due to the rise of oil prices and growth in sales volume of natural gas.

Operating Expenses Operating expenses increased 13.61% from RMB41,215 million for the six months ended June 30, 2003 to RMB46,825 million for the six months ended June 30, 2004. The increase was principally due to the augmentation in crude oil import from Russia, the increase in depreciation and depletion of fixed assets, increases in staff costs and fixed asset impairment provisions.

Profit from Operations Profit from operations increased 4.84% from RMB50,270 million for the six months ended June 30, 2003 to RMB52,701 million for the six months ended June 30,2004.

REFINING AND MARKETING

Turnover Turnover rose 29.13% from RMB106,213 million for the six months ended June 30, 2003 to RMB137,149 million for the six months ended June 30, 2004. The increase was caused by an increase in sales volume and prices of key refined products.

Revenue from sales of gasoline grew 26.62% from RMB29,713 million for the six months ended June 30, 2003 to RMB37,621 million for the six months ended June 30, 2004. The increase was mainly due to soaring prices and sales volume. The average realized selling price of gasoline surged 11.96% from RMB3,003 per ton for the six months ended June 30, 2003 to RMB3,362 per ton for the six months ended June 30, 2004. The sales volume of gasoline increased 13.09% from 9.90 million tons for the six months ended June 30, 2003 to 11.19 million tons for the six months ended June 30, 2004.

Revenue from sales of diesel grew 28.03% from RMB48,808 million for the six months ended June 30, 2003 to RMB62,491 million for the six months ended June 30, 2004. The increase was mainly due to increased sales volume. The average realized selling price of diesel increased 7.55% from RMB2,771 per ton for the six months ended June 30, 2003 to RMB2,980 per ton for the six months ended June 30, 2004. The sales volume of diesel increased 19.05% from 17.62 million tons for the six months ended June 30, 2003 to 20.97 million tons for the six months ended June 30, 2004.

Revenue from sales of kerosene grew 27.99% from RMB2,056 million for the six months ended June 30, 2003 to RMB2,632 million for the six months ended June 30, 2004. The increase was mainly due to increased sales volume.

Intersegment sales revenue increased 17.86% from RMB8,064 million for the six months ended June 30, 2003 to RMB9,504 million for the six months ended June 30, 2004. The increase was mainly due to an increase in selling prices and sales volume.

Operating Expenses Operating expenses increased 24.26% from RMB103,146 million for the six months ended June 30, 2003 to RMB128,171 million for the six months ended June 30, 2004. The increase was mainly attributable to the increase of the purchase cost of crude oil and other feedstock from external suppliers.

Profit from Operations Profit from operations increased 192.73% from RMB3,067 million for the six months ended June 30, 2003 to RMB8,978 million for the six months ended June 30, 2004.

CHEMICALS AND MARKETING

Turnover Turnover rose 34.37% from RMB18,928 million for the six months ended June 30, 2003 to RMB25,434 million for the six months ended June 30, 2004. The growth in turnover of this segment was principally due to an increase in the sales volume and selling prices of chemical products.

Operating Expenses Operating expenses increased 28.45% from RMB18,280 million for the six months ended June 30, 2003 to RMB23,481 million for the six months ended June 30, 2004. The increase was mainly due to increased expenses in the purchase of raw materials.

Profit from Operations Profit from operations increased 201.39% from RMB648 million for the six months ended June 30, 2003 to RMB1,953 million for the six months ended June 30, 2004.

NATURAL GAS AND PIPELINE

Turnover Turnover increased 14.66% from RMB7,777 million for the six months ended June 30, 2003 to RMB8,917 million for the six months ended June 30, 2004. The increase was primarily due to an increase in the sales volume of natural gas.

Operating Expenses Operating expenses increased 19.02% from RMB6,456 million for the six months ended June 30, 2003 to RMB7,684 million for the six months ended June 30, 2004. This was mainly due to increased expenses in the purchase of gas and an increase in depreciation charges caused by the commencement of operation of the eastern section of the West-East Gas Pipeline.

Profit from Operations Profit from operations decreased 6.66% from RMB1,321 million for the six months ended June 30, 2003 to RMB1,233 million for the six months ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2004, the Group's primary sources of funds were cash generated from operating activities, short-term and long-term borrowings. The Group's funds were used for operating activities, capital expenditures, repaying short-term and long-term borrowings and distribution of dividends to shareholders.

For the six months ended June 30, 2004, short-term debts represented approximately 6.18% of the Group's capital employed as compared with approximately 5.97% for the six months ended June 30, 2003. Our ability to obtain adequate financing may be affected by our financial condition and operating results and the conditions of the domestic and foreign capital markets. We must seek approvals from the relevant PRC government authorities before raising funds in the domestic and foreign capital markets. In general, we must obtain PRC government approvals for any project involving significant capital investments in our Refining and Marketing segment, Chemicals and Marketing segment and the Natural Gas and Pipeline segment.

We plan to fund our capital and related investments principally from the cash generated from operating activities and short-term and long-term borrowings. For the six months ended June 30, 2004, net cash generated from operating activities was RMB66,668 million. As at June 30, 2004, we had cash and cash equivalents of RMB17,808 million. Cash and cash equivalents were mainly denominated in Renminbi (Renminbi accounting for approximately 79.56% and United States Dollar accounting for approximately 20.44%).

The table below sets forth our cash flows for the six months ended June 30, 2004 and the six months ended June 30, 2003 and our cash equivalents at the end of each period.

                                                                  Six months ended June 30
                                                              ---------------------------------
                                                                  2004                2003
                                                              ---------------------------------
                                                              (RMB million)       (RMB million)
                                                              ---------------------------------
Net cash generated from operating activities                     66,668               66,828

Net cash used for investment activities                         (42,472)             (36,976)

Net cash used for financing activities                          (17,619)             (20,495)

Cash and cash equivalents at the end of each period              17,808               19,334

CASH GENERATED FROM OPERATING ACTIVITIES

Our net cash generated from operating activities during the first half of this year was basically the same as that during the corresponding period of last year. Our net cash generated from operating activities for the six months ended June 30, 2003 and for the six months ended June 30, 2004 were RMB66,828 million and RMB66,668 million respectively.

As at December 31, 2003, our working capital deficit was RMB27,855 million. As at June 30, 2004, our working capital was RMB635 million. The increase in working capital was primarily due to an increase in receivables under resale agreements, inventories, prepaid expenses and cash and cash equivalents.

CASH USED FOR FINANCING ACTIVITIES

The table below sets out our net borrowings as at June 30, 2004 and December 31, 2003:

                                                                              June 30, 2004           December 31, 2003
                                                                              -------------           -----------------
                                                                              (RMB million)             (RMB million)
                                                                              -------------           -----------------
Short-term borrowings (including current portion of long-term borrowings)         28,608                    28,890
Long-term borrowings                                                              40,049                    41,959
                                                                                  ------                    ------
Total borrowings                                                                  68,657                    70,849
                                                                                  ======                    ======
Less:

Cash and cash equivalents                                                         17,808                    11,231

Time deposits with maturities over three months                                      800                     2,640
Receivables under resale agreements                                               37,464                    24,224
                                                                                  ------                    ------
Net borrowings                                                                    12,585                    32,754
                                                                                  ======                    ======

The maturity profile of the long-term borrowings of the Group is as follows:

                                                                               Principal as at June 30, 2004
                                                                               -----------------------------
                                                                                       (RMB million)
                                                                                       -------------
To be repaid within one year                                                               17,199
To be repaid within one to two years                                                        9,804
To be repaid within two to five years                                                      24,356
To be repaid after five years                                                               5,889
                                                                                           ------
                                                                                           57,248
                                                                                           ======

Of the total borrowings of the Group as at June 30, 2004, approximately 29.16% were fixed-rate loans and approximately 70.84% were floating-rate loans. Of the borrowings as at June 30, 2004, approximately 85.48% were denominated in Renminbi, approximately 12.73% were denominated in US Dollars, approximately 0.57% were denominated in British Sterling, approximately 0.72% were denominated in Japanese Yen, and approximately 0.50% were denominated in Euro.

As at December 31, 2003 and June 30, 2004, short-term borrowings owed to related parties were both RMB610 million. As at December 31, 2003 and June 30, 2004, long-term borrowings owed to related parties amounted to RMB24,578 million and RMB22,576 million respectively.

As at June 30, 2004, short-term borrowings and long-term borrowings owed to China Petroleum Finance Company Limited amounted to RMB610 million and RMB22,576 million respectively.

Our net cash used for financing activities decreased 14.03% during the six months ended June 30, 2004 compared with the six months ended June 30, 2003. This decrease was primarily due to lower net repayment compared with the corresponding period of last year.

As at June 30, 2004, loans of the Group consisted of RMB104 million secured loans (lease financing and bank loans) (RMB170 million as at December 31, 2003), of which RMB73 million (RMB114 million as at December 31, 2003) were secured by plant and equipment of the Group valued at RMB152 million (RMB152 million as at December 31, 2003). As ownership of leased assets will be transferred to the lessor in case of default, lease obligations are in fact secured obligations. As at June 30, 2004, finance lease obligations of the Group amounted to RMB31 million (RMB56 million as at December 31, 2003), and the book value of properties, plant and equipment held under finance lease was RMB144 million (RMB240 million as at December 31, 2003).

As at June 30, 2004, the debt to capitalization ratio was 15.04% (16.57% as at December 31, 2003).

CAPITAL EXPENDITURES

The table below sets out our capital expenditures by business segment for each of the six months ended June 30, 2004 and the six months ended June 30, 2003. During the first half of 2004, capital expenditures increased 8.68% to RMB28,853 million from RMB26,548 million of the corresponding period in 2003. The increase was due primarily to the continued increase in expenditures relating to oil and gas exploration and development, and acquisition of service stations.

                                    First half of 2004            First half of 2003             Estimate for 2004
                                 -------------------------      -----------------------       -----------------------
                                 (RMB million)         %        (RMB million)       %         (RMB million)       %
                                 -------------       -----      -------------     -----       -------------     -----
Exploration and Production         19,146*           66.36         17,336*        65.30          57,040*        62.66
Refining and Marketing              4,688            16.25          3,558         13.40          11,600         12.74
Chemicals and Marketing             1,062             3.68          1,123          4.23           6,190          6.80
Natural Gas and Pipeline            3,905            13.53          4,492         16.92          15,600         17.14
Others                                 52             0.18             39          0.15             600          0.66
                                   ------           ------         ------        ------          ------        ------
Total                              28,853           100.00         26,548        100.00          91,030        100.00
                                   ======           ======         ======        ======          ======        ======

Note:

*If geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2003 and the first half of 2004, and the estimate of the same for the entire 2004 would be RMB19,132 million, RMB21,646 million and RMB61,300 million respectively.

Exploration and Production

The majority of the Group's capital expenditures is related to the Exploration and Production segment. For the six months ended June 30, 2004, capital expenditures in relation to exploration and production amounted to RMB19,146 million, including RMB3,665 million for exploration activities and RMB14,481 million for development activities. For the six months ended June 30, 2003, capital expenditures in relation to this segment totalled RMB17,336 million, including RMB2,594 million for exploration activities and RMB13,909 million for development activities. The increase in capital expenditures was mainly due to the increased expenditures relating to oil and gas exploration and development.

It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Exploration and Production segment will amount to RMB57,040 million. Approximately RMB16,590 million will be used for oil and gas exploration, and approximately RMB40,450 million will be used for oil and gas development. Exploration and development will be mainly carried out in the Erdos, Junggar, Tarim, Songliao and Bohai Bay basins.

Refining and Marketing

For the six months ended June 30, 2004, capital expenditures of the Group in the Refining and Marketing segment amounted to RMB4,688 million, of which RMB3,386 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB1,302 million was spent on upgrading our refining facilities. For the six months ended June 30, 2003 , capital expenditures for this segment totalled RMB3,558 million. The increase in capital expenditures was mainly due to increased expenditures for acquisition of service stations.

It is estimated that capital expenditures of the Group for the Refining and Marketing segment for the twelve months ending December 31, 2004 will amount to RMB11,600 million, including approximately RMB5,100 million to be spent on construction and expansion of refining facilities; and approximately RMB6,500 million to be spent on investments in our refined product retail marketing network and addition of service stations and storage facilities.

Chemicals and Marketing

For the six months ended June 30, 2004, capital expenditures in the Chemicals and Marketing segment decreased 5.43% from RMB1,123 million for the six months ended June 30, 2003 to RMB1,062 million for the six months ended June 30, 2004. This was mainly due to a decrease of chemical engineering expenditures.
It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Chemicals and Marketing segment will amount to RMB6,190 million. The capital expenditures will mainly be used for upgrading ethylene facilities in Daqing, Jilin and Lanzhou, expansion of the production capacity of the chemical fertiliser plants in Daqing, Ningxia and Urumqi and the PTA project at Liaoyang Petrochemical Company.

Natural Gas and Pipeline

For the six months ended June 30, 2004, capital expenditures in the Natural Gas and Pipeline segment amounted to RMB3,905 million. We spent RMB3,858 million of these expenditures on construction of long distance pipelines and RMB850 million of such amount on the West-East Gas Pipeline project. For the six months ended June 30, 2003, capital expenditures in the segment totalled RMB4,492 million. The decrease in capital expenditures was mainly due to a dramatic decrease in expenditures relating to the West-East Gas Pipeline project.

It is estimated that for the twelve months ended December 31, 2004, capital expenditures of the Group in the Natural Gas and Pipeline segment will amount to RMB15,600 million, of which approximately RMB13,400 million will be invested in the West-East Gas Pipeline project, the

Zhongxian-Wuhan pipeline, and the second Shaanxi-Beijing pipeline and approximately RMB2,200 million will be invested in natural gas storage infrastructure facilities and natural gas, crude oil and refined product transmission pipelines.

Others

The Group's non segment-specific capital expenditures for the six months ended June 30, 2003 and for the six months ended June 30, 2004 were RMB39 million and RMB52 million respectively. These capital expenditures were mainly used for non segment-specific equipment purchases and research and development activities.

It is estimated that the Group's non segment-specific capital expenditures for the twelve months ended December 31, 2004 will amount to RMB600 million. These capital expenditures will be used for the construction of water and power supply systems, roads and telecommunications system for the benefit of various segments.

MATERIAL INVESTMENT

For the six months ended June 30, 2004, the Group did not hold any material investment.

MATERIAL ACQUISITION OR DISPOSAL

The Group had no material acquisition or disposal of subsidiaries and associated companies for the six months ended June 30, 2004.

FOREIGN EXCHANGE RATE RISK Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally, and supply and demand for Renminbi. The official exchange rate for the conversion of Renminbi to United States Dollar has generally been stable recently. As Renminbi is the measurement currency of the Company and most of its consolidated entities, the fluctuation of exchange rates of Renminbi may have positive or negative impacts on the results of operations of the Group. As the prices of the Group's crude oil and refined products are set generally with reference to United States Dollar-denominated prices in the international market, a devaluation of Renminbi against United States Dollar may not have a negative impact on the Group's turnover but may increase the cost incurred by the Group to acquire imported materials and equipment as well as the foreign currency-denominated obligations of the Group. On the other hand, an appreciation of Renminbi against United States Dollar may decrease the Group's turnover, but the cost for acquiring imported materials and equipment may be reduced. The results of operations and the financial position of the Group may also be affected by fluctuations in exchange rates against Renminbi of a number of other foreign currencies other than United States Dollar.

COMMODITY PRICE RISK

The Group is engaged in a wide range of petroleum-related activities. The global oil and gas market is affected by international political, economic and military developments and global demand for and supply of oil and gas. As the prices of Chinese crude oil and refined products are determined by reference to international benchmark prices, fluctuations of prices of crude oil and refined products in the international market will directly or indirectly, affect prices of Chinese crude oil and refined products. A decrease in the prices of crude oil and refined products could adversely affect the Group's financial position. Historically, the Group has not used derivative instruments to hedge against potential price fluctuations of crude oil and refined products. Accordingly, the Group is exposed to general price fluctuations of oil and gas commodities in 2004 and will remain to be so exposed thereafter.

INDUSTRY RISK

Like other oil and natural gas companies in China, the Company's operating activities are subject to regulation and control by the PRC government in many aspects. Regulation and control, such as by way of grant of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental and safety standards, is expected to have an impact on the Company's business operations. As a result, the Company may be subject to relatively significant restrictions when implementing its business strategy, developing and expanding its business or maximising its profitability. Any future changes in PRC governmental policies on the crude oil and natural gas industry may also affect the Company's business operations.

EMPLOYEES

Number of Employees

As at June 30, 2003 and June 30, 2004, the Group had 419,415 and 417,163 employees respectively. The table below sets out the number of employees of business segments as at June 30, 2004:

                                      Number of Employees               % of total
                                      -------------------               ----------
Exploration and Production                  234,768                        56.28
Refining and Marketing                      111,513                        26.73
Chemicals and Marketing                      57,701                        13.83
Natural Gas and Pipeline                     10,367                         2.49
Others*                                       2,814                         0.67
                                            -------                       ------
Total                                       417,163                       100.00
                                            =======                       ======

Note*: Including management staff of PetroChina Exploration & Development Research Institute, PetroChina Planning & Engineering Institute, Oil Refining and Petrochemical Technological Research Centres, Company headquarters and business segment head offices.

Employee Compensation

For the six months ended June 30, 2004, the total employee compensation payable by the Group was RMB5,564 million, being the total salaries of employees during the reporting period. Compensation of employees is determined according to industry practice and the actual conditions of the Group, and is based on the principles of attracting and retaining high calibre personnel, and motivating all staff for the realization of the best results.

The Company's senior management remuneration system links senior management members' financial interests (including those of executive directors and supervisors) with the Company's operating results and the market performance of its shares. The senior management members have entered into performance contracts with the Company. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components account for approximately 70% to 75% of the senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately 50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.

                                      Fixed salary(%)       Stock appreciation rights (%)   Performance bonus (%)
                                      ---------------       -----------------------------   ---------------------
Chairman                                    30                            70                          0
President                                   25                            60                         15
Vice-President                              25                            60                         15
Departmental General Manager                25                            50                         25

Details of the directors' and supervisors' emoluments as at June 30, 2004 and June 30, 2003 are as follows:

                                            As at June 30, 2004       As at June 30, 2003
                                            -------------------       -------------------
                                                 (RMB'000)                 (RMB'000)
                                            -------------------       -------------------
Fees for directors and supervisors                   58                       33
Salaries, allowances and other benefits             647                       611
Contribution to retirement benefit scheme            17                       18
                                                    ---                       ---
                                                    722                       662
                                                    ===                       ===

The number of directors and supervisors whose emoluments fall within the following band (including directors and supervisors whose term expired during the current period):

                         As at June 30, 2004        As at June 30, 2003
                         -------------------        -------------------
                              Number                       Number
                         -------------------        -------------------
Nil - RMB1,000,000               24                          19
                                 ==                          ==

Upon exercise of their share options, senior management staff will not receive any shares in the Company. Instead, they will receive, by way of stock appreciation rights, a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

Workforce Reduction Plan

During the period from 1999 to 2002, a total of 58,300 people were laid off, which has met the target of laying off 50,000 employees originally committed by the Company.

The Company has no plan for any substantial reduction of its workforce in the next few years, but will continue to keep a strict control on the total number of employees. Workforce required for new projects or expanded production capacity will first be obtained by way of tapping existing resources and making use of any spare capacity, with the aim of keeping the workforce at its present size. The target is to maintain zero growth in head count while striving to reduce head count.

Training Programmes

In order to develop the Company into a first class international oil company, the Company will focus on exploring the possibility of establishing a learning-oriented enterprise in its training programme. The Company will focus on the training of core employees, actively promote the training of all of its employees and strive to build up an operating and management team, a technology renovation team and a skillful operators' team so as to achieve an overall improvement in the quality of its staff and ensure the supply of talents required for the continuous, steady and rapid development of the Company.

Medical Insurance

Since October 1, 2002, the Company's headquarters and its regional branches based in Beijing are members of the basic medical insurance scheme organized by the Beijing Municipality, making contributions at 9% of the total salaries of the employees. Other regional companies of the Group have also participated in their respective local basic medical insurance schemes.

Basic medical insurance is organized by local authorities. The dates of implementation, rates of contribution and reimbursement methods vary with localities. The rate of contribution is generally set at 6% to 10% of the total basic salaries of the employees of various companies.

In accordance with relevant regulations of the PRC government, the Company has given permission to regional companies that have participated in local basic insurance schemes to establish a supplemental medical insurance scheme from 2002. Contributions to the schemes are set at not more than 4% of the total salaries and are expensed.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of June 30, 2004 is as follows:

BANK AND OTHER GUARANTEES

As at June 30, 2004, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

                                        June 30, 2004      December 31, 2003
                                        -------------      -----------------
                                        (RMB million)        (RMB million)
                                        -------------      -----------------
Guarantees in respect of borrowings
of associated companies                       211                448
                                              ===                ===

ENVIRONMENTAL LIABILITIES

      CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The impact of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. Under existing legislation, however, the management believes that there are no probable liabilities, except for the amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any liabilities which may arise will not have a material adverse effect on the financial position of the Group.

LEASING OF LAND, ROADS AND BUILDINGS

According to the Restructuring Agreement entered into between the Company and CNPC in 1999 upon the formation of the Company, CNPC has undertaken to the Company as follows:

- CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued;

- CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and

- CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2004, CNPC obtained formal land use right certificates in relation to 24,046 out of the above-mentioned 28,649 parcels of land, and some building ownership certificates for the above-mentioned buildings, but did not complete the necessary governmental procedures for the above-mentioned service stations located on collectively-owned land. The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In the management's opinion, the outcome of the above events will not have a material adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance on future incidents cannot be reasonably assessed at present, the management believes that it may have a material impact on the operating results but will not have a material adverse effect on the financial position of the Group.

RE-ALLOCATION OF PRODUCTION AND OPERATION FACILITIES

The Group may further streamline its production facilities within the next several years to further improve the operating efficiency and competitiveness of the Group. The management has not approved all significant actions to be taken to complete such plans. The management does not believe such plans will have a material adverse impact on the Group's financial position, but may have a material adverse effect on the Group's results of operations.

OTHERS

In December 2003, a gas blow-out incident occurred at one of the gas wells of the Group. The blow-out caused the leakage of a large quantity of sulfurated hydrogen, causing injuries and deaths to many residents living in the surrounding area. As a result of an investigation conducted by the PRC government, CNPC, which provided drilling services for the well, was held liable for this blow-out. The incident has not had, and the Company does not believe it will have, a material adverse effect on the results of operations and financial position of the Group.

MARKET REVIEW

Crude Oil Market Review

During the first half of 2004, international crude oil prices hit an all-time high due to geopolitical and economic developments and regional demand and supply imbalance. The average oil price soared. WTI, Brent and Minas crude oil in the first half of the year averaged US$36.81, US$33.66 and US$33.14 per barrel respectively, representing an increase of US$5.36, US$4.89 and US$3.08 per barrel respectively from the first half of 2003. Domestic crude oil prices rose under the impact of international oil prices. The average realized price was higher than that of the first half of 2003.

Chinese import of crude oil continued to grow during the first half of 2004. Chinese net crude oil import surged 46.12% to 57.95 million tons compared with the same period of last year. Chinese crude oil output and crude oil processed reached 86.38 million tons and 127 million tons respectively.

Refined Products Market Review

The domestic refined products market performed well during the first half of 2004. Nominal consumption increased 24.6% to 75.75 million tons compared with the same period of last year. Except for January and February in which consumption was low, demand for refined products, driven by rapid GDP growth, was strong in the other four months. The supply of refined products was relatively tight. By the end of June, the refined products inventory held by our company and Sinopec dropped to 8.14 million tons, a reduction of 0.38 million tons compared with the corresponding period of last year.

The PRC government has made appropriate adjustments to the prices of domestic refined products during the first half of 2004. However, under the impact of international oil prices, the average benchmark prices of gasoline and diesel were still higher than the level during the corresponding period of last year.

Chemical Products Market Review

During the first half of 2004, domestic investment and production activities were still growing rapidly. The Chinese GDP growth rate for the first quarter and the second quarter was recorded at 9.7% and 9.5% respectively. A strong market demand for petroleum and chemical products was created. Owing to sustained high crude oil prices in the international market and strong demand for downstream products, output of key petroleum and chemical products grew rapidly during the first half of 2004. Prices continued to surge, market sales were active and imports and exports grew steadily. Key economic targets hit historical high. Prices of all chemical products increased markedly from those of the corresponding period of last year.

There was a tight supply of resources in the first half of the year. Inventory as a whole dropped to a low level. The PRC economy grew steadily in line with the global economic recovery. The increase in demand for chemical products outpaced the growth of the domestic gross product. There was a strong demand for plastic and textile products and demand for aromatics soared in particular. As there was limited domestic production capacity, prices and output of chemical products increased.

It is estimated that in the second half of the year the global economy will continue to grow. In particular, economic development in the United States will accelerate and the European economy will also speed up its recovery. There will be increased demand for basic chemical materials which will lead to an increase in prices of chemical products. Global demand for chemical products will rise steadily.

In the second half of the year, prices of domestic chemical products will remain high, although prices may drop mildly compared with the first half of the year. Overall, it is expected that prices on average will be higher than those of the second half of last year.

In summary, persistent high crude prices will inevitably lead to US opposition and result in increased output by OPEC. This will push crude prices down gradually. The macro-economic control measures implemented by the PRC government will curb inappropriate investments in real estates and small-scale enterprises, which will in turn affect demand. Owing to sustained high prices, downstream enterprises are forced to operate at high costs for a long period of time which will affect the rate of operation of these enterprises. Over a certain period of time, this will result in excess supply over demand.

BUSINESS REVIEW

For the six months ended June 30, 2004, total oil and gas output of the Company was 456.9 million barrels of oil equivalent, including 388.5 million barrels of crude oil and 410.3 billion cubic feet of marketable natural gas, representing an average daily crude oil output of 2.12 million barrels and an average daily marketable natural gas output of 2,254 million cubic feet. A total of 366 million barrels of crude oil and 381 billion cubic feet of natural gas were sold. The Company sold approximately 81% of its crude oil to its refineries. During the first half of 2004, lifting cost of the Company (including overseas operations) was US$4.45 per barrel. For the same period of 2003, lifting cost was US$4.35 per barrel.

For the six months ended June 30, 2004, the Company's refineries processed 347 million barrels of crude oil, representing an average daily processed output of
1.91 million barrels. The Exploration and Production segment provided approximately 86% of the crude oil processed by the Company's refineries. The Company produced approximately 30.22 million tons of gasoline, diesel and kerosene and sold approximately 33.18 million tons of these products. The Company is actively expanding its sales network, and its retail network in particular in order to benefit from the synergy created by the integration of refining and marketing. As at June 30, 2004, there were 16,677 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provided supervisory support. The cash processing cost of the Company's refineries is constantly decreasing, from RMB132 per ton during the first half of 2003 to RMB129 per ton for the same period of 2004.

During the six months ended June 30, 2004, the Company produced 0.923 million tons of ethylene, 1.287 million tons of synthetic resin, 0.6293 million tons of synthetic fibre raw materials and polymer, 0.133 million tons of synthetic rubber, and 1.902 million tons of urea.

The Natural Gas and Pipeline segment is the Company's core business segment for development. For the six months ended June 30, 2004, the Company sold 321.4 billion cubic feet of marketable natural gas through its Natural Gas and Pipeline segment. As at December 31, 2003, the Company owned and operated 15,144 kilometres of regional natural gas pipeline network, of which 14,017 kilometres of the pipeline network were operated by the Natural Gas and Pipeline segment. The Company owned and operated 9,141 kilometres of crude oil pipeline and owned 2,276 kilometres of refined product pipeline.

THE SECOND HALF OF 2004 AND BEYOND

During the first half of 2004, the Company availed itself of the opportunity created by high oil prices and strong market demand for oil and chemical products, improved production organization and strengthened management of operation and in so doing, achieved rapid growth of operating results. The following exemplifies the excellent operating results: oil exploration realized important achievements and showed good development prospects; crude oil output increased steadily, natural gas output surged; marked increase in crude oil processed and refined products output, and key technological and economic indicators hit an all-time high; marketing efforts were enhanced, and sales and profitability grew at the same time; smooth progress of construction of key pipelines was made.

At present, international oil prices remain high. The effect of macro-economic control measures is becoming apparent. The Company is developing under favourable internal and external circumstances. During the second half of 2004, the Company will step up its exploration and development activities so as to locate more reserves and bring them into stream; further optimise the petrochemical business operations and conduct necessary structural adjustments to ensure the realization of increased output, sales and profits; make further efforts to the construction and commencement of operation of key pipelines in order to promote the fast development of natural gas business; accelerate merger and acquisition for the purposes of achieving rapid development; emphasise safe production to create a favourable environment for development.

In terms of the Exploration and Production segment, the Company will continue to give top priority to the exploration of resources. The Company will develop its oil and gas operations simultaneously, promote the integration of exploration and development, and achieve a benign cycle of replacement of resources, stable increase of crude oil output and speedy growth of natural gas output. In the development of oil and gas fields, there should be meticulous design of production efforts and co-ordination, active implementation of measures to increase output, consolidate the basis for stable output in aging oilfields, and speed up commencement of production in new oilfields. The Company will implement natural gas projects as a matter of priority in order to create new production capacity as soon as possible.

In terms of the refining and chemicals sectors, the Company will make full use of the current flourishing market demand to improve allocation of resources, promote technological advancement, improve processing procedures and the quality of processing, make prompt adjustments to the product mix and increase output of value-added products and readily marketable products. The Company will also strengthen management of the production process, plan for repair and maintenance arrangements in a scientific manner, ensure full-load operation of key facilities in a safe and stable manner and realization of the target of improved production and profitability, and speed up the pace of construction of key refining projects.

In terms of marketing, the Company will carry out market development actively, orderly and efficiently, and speed up the establishment of the marketing network. The Company will adhere to the principle of quality first, and focus on the development in central cities, main arteries and key locations, taking the rate of return on investment into consideration. The Company will strengthen management of existing stations and terminals as well as sales centres in order to enhance daily sales of individual stations and profit generating capability of sales centres. The Company will also broaden its institutional and consumer client base in order to increase the ratio of sales to end-users. Finally, the Company will speed up the establishment of the information infrastructure for marketing so as to build up a loyal customer base.

In terms of the Natural Gas and Pipeline segment, the Company will endeavour to improve the balance and connection between upstream resources, pipeline operation and downstream users carefully. The Company will co-ordinate the production, transmission and sale of natural gas, and ensure safe and stable supply of gas. The Company will strive to commence natural gas transmission from Lunnan in the western section of the West-East Gas Pipeline project on October 1, and to commence commercial supply of natural gas to Shanghai from Tarim by the end of this year. The Zhongxian-Wuhan main trunk line and the Xiangfan-Huangshi branch line will be ready for commercial gas transmission by the end of this year. The Company will speed up construction of the Shaanxi-Beijing Pipeline. The Daliangshan Tunnel and the Zhangjiawan Tunnel have been completed. The Company will strive to complete construction of the trunk lines before October 30 this year.

The Company will continue to further develop its overseas operations, secure overseas resources and enhance the value of the Company.

In future, the Company will keep up its efforts in accelerating the development of key operations, take advantage of its edge in resources, and consolidate its leading position in the upstream sector in order to drive forward and co-ordinate the development of its business segments.

The management of the Company will strive to continue to enhance the value of the Company and maximise benefits and value for its shareholders. The Company intends to invest substantial efforts in technological and management innovations and promote the continuous, effective and speedy development of the Company.

INTERIM DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board was authorized by the shareholders to approve the distribution of an interim dividend for 2004 at the shareholders' meeting held on May 18, 2004. The Board has resolved to pay an interim dividend of RMB0.115919 (inclusive of applicable tax) for the six months ended June 30, 2004 on the basis of 45% of the net profit for the period. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 16, 2004. The Company will suspend registration of transfer of shares from September 11, 2004 to September 16, 2004 (both days inclusive). In order to qualify for the interim dividend, all transfer documents must be lodged with the relevant share certificates at the Computershare Hong Kong Investor Services Limited not later than 4 p.m. on 10 September 2004.

In accordance with Article 149 of its Articles of Association, the Company shall declare dividends payable to shareholders in Renminbi. Dividends payable in respect of State-owned shares shall be paid in Renminbi. Dividends payable in respect of H shares shall be paid in Hong Kong Dollar. The amount of Hong Kong Dollar payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong Dollar published by the People's Bank of China during the week before the Board declares the dividend on August 26, 2004, which is RMB1.0608=HK$1.00. Accordingly, the amount of dividend payable per H share will be HK$0.109275.

The interim dividend will be paid on or about October 8, 2004.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended June 30, 2004, none of the Company or its subsidiaries has sold any other type of securities of the Company nor has any of them repurchased or redeemed any of the securities of the Company.

DISCLOSURE OF OTHER INFORMATION

Save as mentioned above, there have been no material changes in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 of the Listing Rules since the publication of the annual report of the Group for the year ended December 31, 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2004.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

The Company will submit to the HKSE and publish on the website of the HKSE (website:http://www.hkex.com.hk) all the information as required under paragraphs 46(1) to (6) of Appendix 16 to the Listing Rules on or before September 9, 2004. This information will also be published on the website of the Company (website:http://www.petrochina.com.cn).

DIRECTORS OF THE COMPANY

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                                           By Order of the Board

                                                      PETROCHINA COMPANY LIMITED
                                                                       CHEN GENG

                                                                        Chairman

                                                                    Beijing, PRC
                                                                 August 26, 2004

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PetroChina Company Limited



Dated: August 27, 2004                          By:     /s/ Li Huaiqi
                                                   -----------------------------
                                                Name:  Li Huaiqi
                                                Title: Company Secretary